UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Material Sciences Corporation

(Name of issuer)

Common Stock, $.02 par value

(Title of class of securities)

576674105

(CUSIP number)

September 10, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons. Frank L. Hohmann, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,627,320
(6) Shared voting power 40,000
(7) Sole dispositive power 1,627,320
(8) Shared dispositive power 40,000
(9)	Aggregate amount beneficially owned by each reporting person 1,667,320
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.9%
(12)	Type of reporting person (see instructions) IND

Item 1	(a).	Name of Issuer:

Material Sciences Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2200 East Pratt Boulevard Elk Grove Village, IL 60007

Item 2	(a).	Names of Persons Filing:

Frank L. Hohmann, III

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

c/o Barbara Nims, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017

Item 2	(c).	Citizenship:

U.S.A.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.02 par value

Item 2	(e).	CUSIP Number:

576674105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,667,320

(b) Percent of class: 12.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,627,320

(ii) Shared power to vote or to direct the vote: 40,000

(iii) Sole power to dispose or to direct the disposition of: 1,627,320

(iv) Shared power to dispose or to direct the disposition of: 40,000

The number of securities reported in (a) above includes 55,700 shares, 5,000 of which are held in a trust for the daughter of the reporting person, as to which the reporting person is not the trustee and as to which the reporting person disclaims beneficial ownership, 10,700 shares beneficially owned by the reporting person’s adult son, as to which the reporting person disclaims beneficial ownership, and 40,000 shares (noted in (c)(ii) and (iv) above) which are held in a private charitable foundation of which the reporting person serves as trustee and as to which the reporting person disclaims beneficial ownership.

The calculation of percentage of beneficial ownership in Item 11 was derived from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on January 11, 2010, in which the Issuer stated that the number of shares of its Common Stock, $0.02 par value outstanding as of July 9, 2010 was 12,905,229.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2010
(Date)

/S/ FRANK L. HOHMANN, III
(Signature)

Frank L. Hohmann, III
(Name/Title)

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